ArcelorMittal launches voluntary separation programmes

Luxembourg, 27th November 2008 (12.45 CET) - ArcelorMittal is today meeting with its European Works Council to present voluntary separation programmes to be launched across the group. This is to help achieve the company’s stated aim of reducing SG&A (Selling, General and Administrative) expenditure by US$1 billion in response to the current economic situation.

The focus is primarily on non-production employees, in particular those in SG&A functions across the globe. These programmes may involve up to 9,000 employees, approximately 3% of the total global work force. The processes will be run in close collaboration with stakeholders and in accordance with the appropriate social considerations of the respective countries involved.

Commenting, Bernard Fontana, Executive Vice President and Member of ArcelorMittal’s Management Committee with responsibility for Human Resources stated: “This has been a very difficult decision for the company to take as all of our employees are extremely important to us.  Sadly however the global economic reality means that it is only sensible to adopt such measures.  Our priority is now to meet with all our stakeholders to explain the reasons for this decision and to reassure them that the process will be carried out in accordance with all social considerations.  We are very grateful for the professionalism and dedication of our employees, all of whom have played an important role in building ArcelorMittal."